UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549

SCHEDULE 13G

(Under the Securities Exchange Act of 1934)
(Amendment No.2)*

ELKCORP
------------------------------
(Name of Issuer)

COMMON STOCK
---------------------------------
(Title of Class of Securities)

287456107
-----------------------
(Cusip Number)

December 31, 2002
_____________________________________________
(Date of Event Which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X]  Rule 13d-1     (b)
[ ]  Rule 13d-1     (c)
[ ]  Rule 13d-1     (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

[Continued on the following page(s)]
Page 1 of 4 Pages


CUSIP No.	287456107					Page 2 of 4 Pages
----------------------------------------------------------------
1.	Name of reporting person
 	S.S. or I.R.S. identification no. of above person

	David L. Babson & Company Inc.
	04-1054788
----------------------------------------------------------------
2.	Check the appropriate box if a member of a group
	 (a)(   )
	 (b)( X )
----------------------------------------------------------------
3.	SEC use only

----------------------------------------------------------------
4.	Citizenship or place of organization
	Massachusetts

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Number of shares beneficially owned by each Reporting person with:

5. 	Sole Voting Power

    1,477,150
______________________

6.  Shared Voting Power

      51700
____________________________

7.  Sole Dispositive Power

      1,528,850
____________________________


8.	Shared Dispositive Power
         0
---------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person
   	1,528,850
----------------------------------------------------------------
10.	Check if the aggregate amount in row (9) excludes certain shares*

----------------------------------------------------------------
11.	Percent of class represented by amount in row 9
   	7.85%
----------------------------------------------------------------
12.	Type of Reporting person
    	IA

Page 3 of 4 Pages						Cusip #:287456107

SCHEDULE 13G

ITEM 1(A):  NAME OF ISSUER:

   ELKCORP CORP.






1(B):  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

Wellington Centre Ste. 1000
14643 Dallas Pkwy.
Dallas, TX  75254-8890

ITEM 2(A):  NAME OF PERSON FILING:

	David L. Babson & Company Inc. ("DLB")

ITEM 2(B):  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

	One Memorial Drive
	Cambridge, Massachusetts  02142-1300

ITEM 2(C):  CITIZENSHIP:

	See Item 4 of Cover Page

ITEM 2(D):  TITLE OF CLASS OF SECURITIES:

	See Cover Page

ITEM 2(E):  CUSIP NUMBER:

	See Cover Page

ITEM 3:  TYPE OF REPORTING PERSON:

   If this statement is filed pursuant to Sections 240.13d-1 (b) or 240.13d-2 (b) or (c), check whether the filing person is a:

(e)  [x]  An investment adviser in accordance with
          Section 240.13d-1 (b) (1) (ii) (E)

ITEM 4:  OWNERSHIP:

(a)	AMOUNT BENEFICIALLY OWNED:  DLB, in its capacity as investment adviser, may be deemed the beneficial owner of 1,528,850 shares
Of common stock of the Issuer which are owned by investment counseling client (s).

(b)	PERCENT OF CLASS: 7.85%

(c)	For information on voting and dispositive power with respect to the above listed shares, see Items 5 - 8 of Cover Page.


Page 4 of 4 Pages						Cusip #: 287456107

ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable




ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

	Not Applicable

ITEM 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

ITEM 9:  NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10:  CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

		Date: January 28, 2003

		Signature:  --//Leslie A. Meinhart//--
		Name/Title:   Compliance Manager




January 28, 2003

Securities and Exchange Commission
Operations Center
Attn:  Stop 0-7
6432 General Green Way
Alexandria, VA 22312-2413


Re:	SCHEDULE 13G RELATING TO COMMON STOCK OF ELKCORP CORP.
      FOR THE YEAR ENDING DECEMBER 31, 2002





Dear Sir or Madam:

David L. Babson & Company Inc. is filing today an amendment to Schedule 13G through the EDGAR system as required by Section
240.13d-1(b) to reflect beneficial ownership of the outstanding stock of greater than 5% of the outstanding stock of the above-mentioned issuer.

Please note that the shares as to which this Schedule is filed are owned by various investment advisory clients of David L. Babson & Co.,which may be deemed a beneficial owner of the shares only by virtue of the direct or indirect investment discretion it possesses pursuant to the provisions of investment advisory agreements with such clients.

A copy of the Schedule 13G is being sent to the issuer as required by Rule 13d-7.

Comments or questions concerning the above may be directed to the undersigned at (617) 761-3798.

Sincerely,

//Leslie A. Meinhart //
Leslie A. Meinhart
Director, Compliance Department